Exhibit (a)(5)(xiv)

[SEAL]

IN THE SUPERIOR COURT OF COBB COUNTY

STATE OF GEORGIA

IN RE BLUELINX HOLDINGS INC. SHAREHOLDER LITIGATION	Civil Action No.: 10-1-7435-48

CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Plaintiffs Joseph Hindermann, Peter Jerszynski, Richard T. Winter and Andrew Markich (the “Plaintiffs”), individually and on behalf of all others similarly situated, by their attorneys, allege the following based upon the investigation of counsel, except as to allegations specifically pertaining to Plaintiffs, which are based on personal knowledge.

NATURE OF THE ACTION

1.             This is a shareholder class action brought on behalf of the public shareholders of BlueLinx Holdings Inc. (“BlueLinx” or the “Company”) against the directors and/or officers of the Company. Plaintiffs seek relief in connection with a tender offer (the “Tender Offer”) that, if consummated, would result in freezing out the public shareholders of the Company for an unfair and inadequate price. The Tender Offer has been commenced by Defendant Cerberus ABP Investor LLC (“CAI”) and Cerberus Capital Management, L.P. (collectively, “Cerberus”), which control 55.4% of the stock of the Company, whereby Cerberus has offered to purchase all of the outstanding common shares of BlueLinx for $4.00 per share (the “Offer Price”), and intends to perform a short-form merger after the completion of the Tender Offer.

2.             If the Tender Offer is allowed to be completed, Cerberus will enrich itself by acquiring the public shareholders’ interests in the Company without paying a fair or adequate price. The price contemplated in the Tender Offer is fundamentally unfair to Plaintiffs and the other public shareholders of the Company.

3.             Cerberus seeks to acquire BlueLinx’s publicly held shares on unfair terms, having gained the approval of the special committee (“Special Committee”) of the Company’s Board of Directors (the “Board”) that was obviously conflicted and failed to adequately represent the interests of the minority shareholders of the Company.

4.             Furthermore, the proxy materials distributed to shareholders contain material misstatements and omissions concerning, among other things, the benefits provided by the Stockholder Agreement between Cerberus and the Company, whether the Company’s forecasts included—and whether the Special Committee’s advisors considered—the recent increase in housing numbers, and other factors regarding the analysis used by the Special Committee’s financial advisors.

THE PARTIES

5.             Plaintiffs have been and continue to be owners of BlueLinx common stock at all relevant times.

6.             BlueLinx is a Delaware corporation with its principal executive offices at 4300 Wildwood Parkway, Marietta, GA 30067. BlueLinx, operating through its wholly-owned subsidiary BlueLinx Corporation, is a leading distributor of building products in North America. Employing approximately 2,000 people, BlueLinx offers greater than 10,000 products from over 750 suppliers to service approximately 11,500 customers nationwide, including dealers, industrial manufacturers, manufactured housing producers and home improvement retailers. The Company operates its distribution business from sales centers in Atlanta and Denver. BlueLinx is traded on the New York Stock Exchange under the symbol BXC.

7.             Defendant CAI, a Delaware limited liability company, is the largest shareholder of BlueLinx. Specifically, CAI currently owns 18,100,000 shares of Company common stock (approximately a 55.39% equity interest in the Company).

8.             Defendant Cerberus Capital Management, L.P., a Delaware limited partnership, is a leading private investment firm with approximately $23 billion under management. Cerberus Capital Management, L.P., along with its affiliated management companies, controls CAI.

9.             Defendant Howard S. Cohen (“Cohen”) has been Chairman of the Board since March 2008 and as a member of the Board since September 2007. He is a Senior Advisor to Cerberus. Cohen served as BlueLinx’s Interim Chief Executive Officer from March 2008 through October 2008 and as the Executive Chairman from March 2008 through March 2009.

10.           Defendant Richard S. Grant (“Grant”) has been a member of the Board since December 2005. On July 27, 2010, the Company announced that the Board formed the Special Committee to evaluate the Tender Offer previously announced by CAI for all of the outstanding shares of the Company’s common stock. Grant is a member of the Special Committee.

11.           Defendant George R. Judd (“Judd”) has been a member of the Board since December 2005. He has served as BlueLinx’s Chief Executive Officer (“CEO”) since November 2008 and as its President since May 2004.

12.           Defendant Richard B. Marchese (“Marchese”) has been a member of the Board since May 2005. Marchese is a member of the Special Committee.

13.           Defendant Steven F. Mayer (“Mayer”) has been a member of the Board since May 2004. He has been Managing Director of Cerberus California, LLC and predecessor entities since November 2002 and also serves as Co-Head of Private Equity at Cerberus.

14.           Defendant Charles H. McElrea (“McElrea”) was the CEO of BlueLinx from May 2004 until his retirement in October 2005, and has been a member of the Board since May 2004.

15.           Defendant Alan H. Schumacher (“Schumacher”) has been a member of the Board since May 2004. Schumacher was a member of the Special Committee when it determined it could support the current Offer Price.

16.           Defendant Mark A. Suwyn (“Suwyn”) has been a member of the Board since May 2005. Suwyn has previously served as a senior member of the operations team of Cerberus and as an advisor to Cerberus.

17.           Defendant Robert G. Warden (“Warden”) has been a member of the Board since May 2004. Warden is a Managing Director of Cerberus, which he joined in February 2003.

18.           Defendant Richard Warner (“Warner”) has been a member of the Board since March 2008. Warner is a consultant for Cerberus. He served as the Interim Chief Financial Officer of Equable Ascent Financial, LLC, a Cerberus portfolio company, from February 2009 until June 2009.

19.           Collectively, Defendants Cohen, Grant, Judd, Marchese, Mayer, McElrea, Schumacher, Suwyn, Warden, and Warner are referred to as the “Individual Defendants.” By virtue of their positions as directors and/or officers of BlueLinx, the Individual Defendants stand in a fiduciary position to the Company’s public shareholders and owe these public shareholders the highest duties of good faith, due care, and loyalty.

20.           Defendants CAI and Cerberus Capital Management, L.P., as controlling shareholders of the Company, owe fiduciary duties to the Company’s public shareholders to not use their controlling position to wrongfully benefit themselves at the public shareholders’ expense.

CLASS ACTION ALLEGATIONS

21.           Plaintiffs bring this action on their own behalf and as a class action, pursuant to the Georgia Civil Practice Act, O.C.G.A. § 9-11-23, on behalf of all shareholders of the Company (except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).

22.           This action is properly maintainable as a class action.

23.           The Class is so numerous that joinder of all members is impracticable. As of July 3, 2010, there were approximately 32.7 million shares of BlueLinx common stock held by thousands of BlueLinx stockholders who are members of the Class.

24.           There are questions of law and fact which are common to the Class, including, inter alia, the following: (a) whether the proposed transaction is unfair to the Class; (b) whether Defendants have breached their fiduciary and other common law duties owed by them to Plaintiffs and other members of the Class; (c) whether the tender offer statement commencing the Tender Offer is materially false and misleading; (d) whether the Tender Offer is coercive; and (e) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants.

25.           Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of Plaintiffs are typical of the claims of other members of the Class and Plaintiffs have the same interests as the other members of the Class. Plaintiffs will fairly and adequately represent the Class.

26.           Defendants have acted in a manner which affects Plaintiffs and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

27.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

BlueLinx’s History and Recent Financial Performance

28.           BlueLinx is a leading distributor of building products in the United States. It operates in all of the major metropolitan areas in the United States and, as of January 2, 2010, it distributed more than 10,000 products to approximately 11,500 customers through a network of more than 70 warehouses and third-party operated warehouses.

29.           BlueLinx distributes products in two principal categories: structural products and specialty products. Structural products, which represented approximately 44% and 50% of the Company’s fiscal 2009 and fiscal 2008 gross sales, include plywood, oriented strand board (“OSB”), rebar and remesh, lumber and other wood products primarily used for structural support, walls, and flooring in construction projects. Specialty products, which represented approximately 56% and 50% of our fiscal 2009 and fiscal 2008 gross sales, include roofing, insulation, specialty panels, moulding, engineered wood products, vinyl products (used primarily in siding), composite decking and metal products (excluding rebar and remesh).

30.                                 The Company’s customers include building materials dealers, industrial users of building products, manufactured housing builders and home improvement centers. BlueLinx purchases products from over 750 vendors and serves as a national distributor for a number of its suppliers. The company distributes products through its owned fleet of over 600 trucks and over 1,100 trailers, as well as by common carrier.

31.                                 The current form of the Company grew out of the Distribution Division of the Georgia-Pacific Corporation, which commenced operations in 1954 with 13 warehouses primarily used as an outlet for Georgia-Pacific’s plywood.

32.                                 In May 2004, an entity owned by senior members of management and Cerberus acquired the assets of the Distribution Division and merged them into the Company. In December 2004, the Company conducted an initial public offering of its stock. Cerberus has controlled 18,100,000 shares of Company stock since the public offering.

33.                                 An important factor in the performance of the Company is the level of new house construction, referred to as “housing starts.”

34.                                 As can be expected, BlueLinx has been affected by the decline in the United States housing market. The Company’s operating results have declined during the past three years as they are closely tied to U.S. housing starts; the increased inventory of homes for sale due to increased foreclosures and stricter lending criteria have reduced demand for new homes. Forecasters continue to have a bearish outlook for the housing market, and the Company expects the downturn in new housing activity will continue to negatively impact its operating results for the foreseeable future. However, along with many forecasters, the Company believes that U.S. housing demand will improve in the long term based on population demographics and a variety of other factors. The critical question is the speed and timing of this recovery.

35.                                 As is indicated in the Company’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 2, 2010, the Company’s net sales decreased in financial year 2009 compared to the four prior years. In fact, each of the four quarters in 2009 saw decreased sales compared to the same quarter in the prior year.

36.                                 However, in 2010, the Company had finally started to turn the corner. According to the Form 10-Q filed with the SEC on May 7, 2010, the Company’s sales rose for the first time compared to the first quarter in the prior year. The net loss per share decreased from $1.95 to $0.48 in this period.

37.                                 As Defendant Judd noted in the press release accompanying the earnings, the performance for the quarter was depressed by the abnormally severe weather but the Company’s forecasts were sunny:

“While we achieved our first year over year quarterly increase in revenue in four years, our results were hindered by unusually severe weather conditions throughout the country,” said BlueLinx President and CEO George Judd. “However, since the later part of the first quarter, we have seen an increase in demand for our products as the housing market appears to have begun its recovery.”

The press release also highlighted the fact that the gross margins increased to 12.1% from 10.9% in the year before.

38.                                 On August 5, 2010, the Company announced its second-quarter 2010 results, showing the continued trend of increased performance. Compared to the same period in 2009, the Company’s revenue increased almost 28% from $423.5 million in 2009 to $540.8 million in 2010. While the Company incurred a net loss of $3.4 million compared to the $0.6 million net profit in 2009, the Company benefited from $19.4 million in pre-tax net gains from significant special items in 2009. The gross margin increased from 11.4% in 2009 to 11.9% in 2010; as Doug Goforth, BlueLinx’s CFO, noted on the conference call with investors announcing the results, the “gross margin performance is one of the key indications that BlueLinx is operating effectively in a difficult environment.” (BlueLinx Holdings Inc. Q2 2010 Earnings Call Transcript, Aug. 5, 2010, available at http://seekingalpha.com/article/218891-bluelinx-holdings-inc-q2-2010-earnings-call-transcript.)

The Announcement of Cerberus’s Tender Offer Was Timed To
Take Advantage of the Company’s Potential for Recovery

39.                                 On July 20, 2010, the Commerce Department reported that housing starts slumped to a lower-than-expected level in May, the lowest level since October. See, e.g., Bob Willis, Bloomberg News, “U.S. Housing Starts Drop to Lowest Level Since October,” http://www.bloomberg.com/news/2010-07-20/housing-starts-in-u-s-slide-to-lowest-level-since-october-on-sales-slump.html. However, most commentators attributed this decline to the expiration of the government tax credit in April.

40.                                 According to a Schedule 13-D filed with the SEC July 22, 2010, Cerberus sent a letter to the Board the day after this news was reported, announcing their intention to commence the Tender Offer at $3.40 per share. This letter noted that:

[I]n our capacity as a stockholder we are interested only in acquiring the BlueLinx shares not already owned by us and that in our capacity as a stockholder we have no current interest in selling our stake in BlueLinx nor would we currently expect, in our capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving BlueLinx other than the transaction outlined here.

41.                                 The following morning, before the opening of the market, Cerberus issued a press release announcing its intended offer:

Cerberus ABP Investor LLC (“CAI”), an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), today announced that it intends to make a tender offer for all of the outstanding publicly held shares of BlueLinx Holdings Inc. (NYSE: BXC) (“BlueLinx” or the “Company”) not owned by CAI. Based on shares outstanding as of May 7, 2010, CAI currently owns 55.39% of the outstanding common stock of BlueLinx. CAI intends to offer to acquire the balance of BlueLinx’s common stock for $3.40 per share in cash, representing a premium of approximately 35.5% over the closing price on July 21, 2010, and a 16.8% premium over the volume–weighted average closing price for the last 30 trading days.

CAI believes that the offer to acquire the shares of BlueLinx not owned by CAI represents a unique opportunity for BlueLinx’s stockholders to realize the value of their shares at a significant premium to BlueLinx’s current and recent stock price. CAI intends to commence the offer within approximately seven days.

The tender offer will be conditioned upon, among other things, the tender of a majority of shares not owned by CAI or by the directors or officers of the Company and, unless waived, CAI owning at least 90% of the outstanding BlueLinx common stock as a result of the tender or otherwise. Any shares not acquired in the tender offer are expected to be acquired in a subsequent merger transaction at the same cash price per share. The tender offer is not subject to any financing or due diligence condition. The aggregate consideration for the outstanding BlueLinx shares (excluding shares outstanding following exercise of in–the–money options) would be approximately $49.6 million.

Schedule TO, filed with the SEC July 22, 2010.

42.                            On August 2, 2010, Cerberus filed a Schedule TO announcing the commencement of the Tender Offer at $3.40 per share (the “Cerberus Proxy”).

The Special Committee Recommendation Was the Result of a

Flawed Investigation

43.                            On July 27, 2010, the Company filed a Schedule 14D-9 with the SEC, noting that the Board had formed the Special Committee, which had in turn retained Jones Day as its legal advisors and Citadel Securities Inc. (“Citadel”) as its financial advisor.

44.                            On August 13, 2010, the Company filed an additional Schedule 14D-9 with the SEC, which noted that it was unable take a position with respect to the Tender Offer and encouraging shareholders to take no action but to defer any decision until the Special Committee had advised shareholders of its position or recommendation.

45.                            According to an amended Schedule 14D-9 and Schedule 13E-3 filed on September 27, 2010 (collectively, the “Special Committee Recommendation”), the Special Committee began negotiations throughout August but did not attempt to seriously explore its alternatives to the offer made by Cerberus. Through its financial advisor, Citadel, the Special Committee tentatively and unsuccessfully reached out to three entities “who might be interested in acquiring a minority stake in the Company.” The Special Committee thought that this was all it would be able to do:

In light of CAI’s statement in its Letter to the Board, dated July 21, 2010, that in its capacity as a stockholder CAI was only interested in acquiring Shares it did not already own, and that it neither had any current interest in selling its Shares nor in voting in favor of any alternative sale, merger or other such transaction, the Special Committee did not believe there was any viable alternative transaction involving the sale of the Company as a whole that could be explored or pursued without CAI’s support.  Consequently, the Special Committee determined that exploring the potential acquisition of the entire minority interest by a third party was the only alternative transaction that could reasonably be explored at this time.

46.                            Only one of these parties was willing to enter into a confidentiality agreement on August 10, 2010, but soon decided that it did not wish to continue further discussions. It is important for shareholders to know whether these discussions fell apart after—and as a result of—a review of confidential information disclosed pursuant to the agreement. However, the Special Committee Recommendation simply states that “on August 12, 2010, that party indicated that it was no longer interested in further pursuing discussions.”

47.                            After receiving a report from Citadel on the valuation of the Company, the Special Committee suggested on August 4, 2010, that Cerberus should consider increasing the

Offer Price. Cerberus replied that the Special Committee should suggest a price that it could support. The Special Committee then reviewed revised financial projections with its financial advisor and suggested to Cerberus that it could provide a favorable recommendation for $5.00 per share on August 16, 2010.

48.                            On August 17, 2010, Cerberus responded that $3.40 was “fair to the Company’s stockholders,” that it “likely would not change the Offer Price if it did not receive a favorable recommendation from the Special Committee,” and suggested that it might be willing to consider an Offer Price between $3.75 and $4.00.

49.                            The Special Committee then determined that, if Cerberus would agree to certain shareholder “protections” which are discussed below, it could support a recommendation at an Offer Price of $4.25.

50.                            On August 19, 2010, in response to litigation in Delaware and this Court and on the same day as oral arguments in Delaware Chancery Court, Cerberus amended its Schedule TO to require the affirmative recommendation of the Special Committee.

51.                            Then, after suggesting that it might only raise its offer to $3.75, Cerberus stated on August 20, 2010, that it would not go above $4.00 per share. The entire Special Committee—including defendant Schumacher—then met with Citadel and its legal advisor, Jones Day, and decided that “it would be able to deliver a favorable recommendation at an increase Offer Price of $4.00 per Share, provided that [the parties agreed to] a definitive agreement with respect to the Additional Protections.”

52.                            While the Company claimed in its press release that the Board appointed three “independent” directors to serve on the Special Committee, it is clear that defendant Schumacher is in fact beholden to Cerberus, having served on three boards that it controls: BlueLinx, Anchor

Glass Container Corporation (“Anchor Glass”), and Equable Ascent Financial, LLC (“Equable”). Defendant Schumacher became the Chairman of the Board of Directors of Anchor Glass in August 2003 (just prior to its initial public offering (“IPO”)) and continued to serve as a director until 2006. However, the Company and the Special Committee fail to disclose the fact that Cerberus and its affiliates acquired all of the outstanding capital stock of Anchor Glass pursuant to a restructuring agreement in Anchor Glass’s prior bankruptcy in August 2002. After Cerberus led Anchor Glass through the IPO in 2003, Cerberus held 59.9% of Anchor Glass’s common stock, and maintained its control until Anchor Glass’s next bankruptcy in 2006.

53.                                 Furthermore, the publicly filed documents elide the nature of defendant Schumacher’s continuing involvement in Equable, another company controlled by Cerberus. According to the Definitive Proxy Materials distributed to shareholders on April 16, 2010, defendant Schumacher sits on the Board of Equable Ascent Financial, LLC (“Equable”). The Proxy Materials note that defendant Cohen (a Senior Advisor to Cerberus) is the Chairman of the Board of Equable and Warner (a consultant to Cerberus) served as the Interim Chief Financial Officer of Equable. However, while defendants Cohen and Warner’s descriptions both disclose that Equable is a Cerberus portfolio company, defendant Schumacher’s description omits this association. Defendant Schumacher is clearly closely aligned with Cerberus; it is rather naïve to believe that defendant Schumacher appears as an “independent” director on three boards that it controls simply by chance.

54.                                 As the Special Committee Recommendation notes, this Court ruled on the Plaintiffs’ motion for preliminary injunction on August 30, 2010, which questioned defendant Schumacher’s independence. As a result,

[O]n September 3, 2010, Mr. Schumacher determined that in order to ensure that the Special Committee’s time and attention was devoted to protecting the interests of the Company’s minority stockholders, and achieving the best possible result for those stockholders, rather than being distracted by litigation claims purporting to challenge his independence, he would recuse himself from further meetings of the Special Committee with respect to the Offer.

55.                                 However, as noted above, defendant Schumacher had already decided to recommend Cerberus’ Offer Price of $4.00. The important decisions had already been made before he stepped down because, in describing the reasons supporting its decision, the Special Committee stated that “it believed that the $4.00 per Share Offer Price represented CAI and Cerberus’s best and final offer.”

56.                                 After the legal advisors to both sides negotiated the details, Cerberus announced that it was increasing the Offer Price to $4.00 and that it had reached an agreement for the Stockholder Agreement on September 22, 2010. The next day, the Special Committee officially decided to recommend the Tender Offer, based on updated projections performed by Citadel.

The Special Committee Failed To Appropriately Address
Their Liquidity Concerns

57.                                 According to the Cerberus Proxy, the Tender Offer is conditioned on “there being validly tendered and not withdrawn a number of Shares representing at least a majority of the Shares, excluding Shares owned by Purchaser and the officers and directors of the Company, issued and outstanding (including any Shares issued upon exercise of options) as of the date the Shares are accepted for payment pursuant to the Offer (the ‘Minimum Tender Condition’).”

58.                                 Similarly, the Tender Offer has a waivable condition of “there being validly tendered and not withdrawn a sufficient number of Shares such that, upon acceptance for payment and payment for the tendered Shares pursuant to the Offer, Purchaser will own a number of Shares representing at least 90% of the issued and outstanding Shares as of the date the Shares are accepted for payment pursuant to the Offer (the ‘90% Condition’).”

59.                                 According to the Special Committee Recommendation, the Special Committee realized on August 18, 2010, that the Tender Offer could still proceed if Minimum Tender Condition is met but the 90% Condition has been waived. In that situation, Cerberus would own close to 90% of the common stock, the liquidity of the publicly-held shares would be greatly decreased, and the remaining non-tendering shareholders would face potential coercive and inequitable actions if Cerberus dominated the Company.

60.                                 The Special Committee therefore determined that it could support a lower Offer Price of $4.25 in exchange for Cerberus’s agreement to certain “Additional Protections,” which included: 1) that Cerberus would provide a subsequent offer period of at least five business days if the 90% Condition is not met; 2) that Cerberus would use its “best efforts” to maintain the Company’s public company status; 3) Cerberus will also use its “best efforts” to continue to have its shares listed on the NYSE; 4) that the Board will maintain at least three “independent” directors; and 5) Cerberus will abide by a “standstill” agreement, where it must have the approval of a majority of the independent directors before it acquires any additional shares of the Company or proposes other similar transactions. The Special Committee and Cerberus entered a Stockholder Agreement to this effect.

61.                                 While these concessions might appear to justify lowering the Special Committee’s offer by $1.00, in actuality they provide few additional protections for the minority shareholders and do little to alleviate the liquidity concerns. First, while an extension of five business days to consider the Tender Offer might be helpful, the Tender Offer has already been considerably extended: the original Cerberus Proxy issued on August 2, 2010, had an expiration date of

August 27, 2010, but the date had been extended repeatedly and currently is set for October 18, 2010.

62.                                 Second, Cerberus’s “best efforts” to keep the Company’s public status and keep it listed on the NYSE are in its own best interests. If, by mismanagement or design, Cerberus did not maintain the Company’s public listing status, the resulting loss in shareholder value would likely subject it to further litigation.

63.                                 Third, maintaining independent directors that will review any future acquisitions could actually benefit Cerberus. As a controlling shareholder with almost 90% of the common stock of the Company, any transaction that it enters into would be subject to entire fairness review without certain safeguards required by Delaware law, such as the approval of a duly-constituted committee of independent directors and a majority of the minority provision. In reality, Cerberus would assuredly have maintained independent directors even without the Stockholder Agreement to make sure that it could avoid entire fairness review. As has already been shown, however, BlueLinx and Cerberus consider defendant Schumacher to be an “independent” director despite his obvious allegiance to Cerberus.

64.                                 Furthermore, the Special Committee did not consider whether any alternative to the Additional Protections would better protect the minority shareholders. For example, it did not consider requiring that Cerberus make the 90% Condition non-waivable. Nor did it consider if a “top-up” provision would remove the uncertainty for minority shareholders and prevent them from being stuck with shares that were even more illiquid and potentially worth less than the Offer Price if the market responds negatively to the failure of the 90% Condition.

65.                                 It is also incredibly unclear how many shares must be tendered for the Minimum Tender Condition to apply and not the 90% Condition. The Special Committee

Recommendation provides two different total numbers of shares issued and outstanding: on page 1, it lists 32,690,437 shares, while the table in Annex C (which provides the holdings by directors and officers of the Company) is based on 32,676,562 outstanding shares. Furthermore, the Form 10Q, filed on August 2, 2010, stated that there were 32,701,062 shares outstanding and there are no filings with the SEC since then to indicate that the number of outstanding shares has decreased. The Special Committee Recommendation claims on page 1 that Cerberus controls 18,100,000 shares, which is 55.39% of the common stock. However, this calculation has to be based on the 32,676,562 number in Annex C and not the number disclosed on the same page of Special Committee Recommendation, which would be 55.36%.

66.                                 The issue becomes more confusing with respect to the shares controlled by the directors and officers of the Company. The Special Committee Recommendation states that approximately 5,472,724 shares must be tendered for the Minimum Tender Condition to apply, based on the shares held by Cerberus and the directors and officers of the Company. Similarly, approximately 11,321,393 shares must be tendered in order for the 90% Condition to apply. Based on the 32,690,437 shares outstanding and 18,100,000 shares controlled by Cerberus disclosed on page 1, this means that the directors and officers must control 3,644,989 shares. However, pages 3-4 of the Special Committee Recommendation state that the directors control 3,801,284 shares (including 1,589,274 shares, 1,596,657 “Restricted Shares,” and a total of 615,353 vested stock options in the chart on page 4). Confusing the matter further, the Special Committee Recommendation refers to Annex C, “setting forth the beneficial ownership of each of our directors and executive officers,” which claims that the directors and officers beneficially control 3,635,501 shares. This chart does not disclose whether it includes all options controlled by the directors and officers, vested options, or vested options “as of’ a certain date. Finally, the

Special Committee Recommendation itself notes that “Restricted Shares may not be tendered in the Offer, despite certain statements to the contrary in the Schedule TO.” (Emphasis added.)

The Tender Offer Price is Unfair and Inadequate

67.                                 The current Offer Price of $4.00 substantially undervalues BlueLinx’s value and takes advantage of historic, but temporary, declines in BlueLinx’s primary markets. The analyses underlying Citadel’s fairness opinion fail to adequately address this dynamic, and as such, they also undervalue BlueLinx’s shares and are of little use to the Company’s shareholders in evaluating the financial merit of the Tender Offer.

68.                                 The first such flaw in Citadel’s valuation analysis involves its improper application of the concept of “mid-cycle.” Certain industries and companies are cyclical. Simply put, their financial performance rises and falls with larger economic and industry cycles. Accordingly, it is imperative when valuing such companies that valuation multiples are applied to “mid-cycle” profit measures. By applying multiples to a company during a cyclical trough or to a cycle that is not representative of normalized profits, the company is undervalued. Such was the case with Citadel’s valuation of BlueLinx in both its Discounted Cash Flow Analysis (“DCF”) and its Comparable Company Analysis.

69.                                 With respect to its DCF, Citadel applied valuation multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to what Citadel deemed BlueLinx’s “Mid-Cycle EBITDA.” However, the Mid-Cycle EBITDA figure Citadel used was not representative of the Company’s earnings power in a normalized market for housing starts because the housing starts figures Citadel views as representative of being “Mid-Cycle” were artificially depressed by the worst market for new home construction in decades.

70.                                 Even in the Company’s “Upside Case” projections, the average annual housing starts from 2010 is only 1.1 million as compared to annual housing starts of 1.5 million in the U.S. over the last half century. Using Citadel’s DCF on the Company’s Base Case projections as an example, by assuming normalized housing starts of 1.1 million instead of 1.5 million per year, Citadel undervalued BlueLinx’s shares by nearly $12 per share. This indicates the value of BlueLinx’s shares is closer to $12 to $15 as opposed to the $4.00 per share Offer Price from Cerberus.

71.                                 With respect to its Comparable Company Analysis, Citadel again misapplies the concept of “Mid-Cycle” by largely relying on 2010 and 2011 measures of temporarily depressed EBITDA as the basis for its valuation. Even though Citadel paid lip service to Mid-Cycle EBITDA, we know that Citadel’s “Mid-Cycle” EBITDA assumption is far below what 50 years of housing starts history tells us it should be. Without correcting for this flaw, the only way in which Citadel’s Comparable Company Analysis could have been salvaged would have been to use revenue multiples instead of EBITDA multiples because revenue does not swing as wildly throughout a cycle as does EBITDA. However, Citadel failed to take this into account in its Comparable Company Analysis, rendering it largely meaningless.

72.                                 The other major conceptual error in Citadel’s analysis involves its inability or unwillingness to consider BlueLinx’s net asset value. For any corporation, the value of assets minus the value of liabilities should be representative of the value of that company’s equity. After all, shareholders, like BlueLinx shareholders, have a claim on the Company’s assets after its liabilities have been settled.

73.                                 Like with many companies, because of accounting rules, the true values of BlueLinx’s assets are not necessarily evident by looking at its balance sheet. While Citadel superficially explored this issue as it relates to the Company’s real estate assets, Citadel’s analysis labored under questionable assumptions and was incomplete. One of the primary assumptions driving the results of Citadel’s real estate valuation analysis is the notion that Citadel would have to sell its assets in a fully taxable transaction in order to capture the value of those assets. The assets have value irrespective of whether or not their sale is planned or contemplated. Assuming there are tax-advantaged ways of capturing the value of these assets, their value is potentially $67 million to $96 million higher than concluded by Citadel. With $35 million shares outstanding, this translates into incremental value of nearly $2 to $3 per share.

74.                                 Even assuming that full taxes are owed on some hypothetical sale of these assets, BlueLinx’s net asset value excluding its real estate is $5.17 per share. Using the fully taxed values for the Company’s real estate of -$0.55 to $0.75 per share, this still results in a net asset value of $4.62 to $5.92 per share as compared to Cerberus’s $4.00 per share Offer.

75.                                 The fact that the Offer Price substantially undervalues BlueLinx’s shares is also reflected in Cerberus’s own statements and actions regarding its “evaluation” of the Tender Offer’s fairness to the Company’s public shareholders. Cerberus admits that it ignored the fact that BlueLinx’s net asset value is above the Offer Price, stating that it “consider[s] the Company to be a viable going concern.” However, few if any, of Citadel’s valuation analyses indicate that BlueLinx’s value as an operating company is as high as $4.62 to $5.92 per share. How can this be? If BlueLinx is worth more on the basis of its net asset value than it is continuing its operations, then it is absurd to believe that Citadel’s analyses reflected the proper application of valuation concepts and techniques.

76.                                 Additionally, the Offer Price fails to adequately value BlueLinx’s shares for the following reasons:

(a)                                  Cerberus dominates and controls the financial, business and corporate affairs of BlueLinx, and because the Individual Defendants hold executive and director positions within BlueLinx, Defendants are in possession of private corporate information concerning BlueLinx’s assets, businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of BlueLinx which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of other means of maximizing stockholder value;

(b)                                 Because Cerberus dominates the voting power of BlueLinx’s outstanding equity securities and has stated that it is unwilling to sell it position, it is unlikely that any party will make a competing bid to acquire the Company;

(c)                                  As recently as April 26, 2010, BlueLinx common stock has traded as high as $6.32, which is 58% higher than the Offer Price of $4.00;

(d)                                 The Offer Price of $4.00 per share does not adequately reflect the expected growth in the Company’s profitability, in light of the recovery in the housing market.

(e)                                  On August 11, 2010, Stadium Capital Management, LLC (“SCM”), filed a Schedule 13D announcing that it was the beneficial owner of 5% of BlueLinx common stock, and that it had filed a complaint in Delaware Chancery Court contesting the transaction on behalf of itself alone. As SCM noted, the Company’s projected EBIDTA in 2014 was $170.5 million, which is “similar to what the Company achieved in its 2004 and 2005 fiscal years, during which years BlueLinx was consistently valued in the range of approximately 6.5x to 9.5x EBITDA. Employing this range of 6.5x to 9.5x EBITDA multiple and BlueLinx’s projected 2014 EBITDA of $170.5 million results in a total enterprise value of $1,108 million to $1,620 million. Deducting the Company’s projected 2014 net debt of $318.4 million results in an equity value of

$790 million to $1,301 million, or approximately $24.16 to $39.78 per share—i.e., more than 7.1x to 11.7x the current $3.40 per share offer price.”

77.                                 Under the circumstances, the Company’s Board cannot be expected to protect the Company’s public shareholders in transactions which benefit Cerberus at the expense of the Company’s public shareholders, as exemplified by the proposed transaction.

The Materially Misleading and/or Incomplete Tender Offer

Materials

78.                                 The Special Committee Recommendation is materially misleading in that, among other things, it omits material information needed by the Company’s public shareholders in order for them to make fully informed decisions as to whether or not they should tender their shares of BlueLinx into the Tender Offer or seek appraisal related to the Merger. Specifically, the disclosure in the Special Committee Recommendation (including the accompanying Schedule 13E-3) is inadequate because:

(a)                                  The Special Committee Recommendation does not disclose whether the housing starts projected by the Company for the later years in the projections will be a “peak” of the housing market. By averaging the housing starts across these years, the analysis presumes that they will be representative of an entire cycle.

(b)                                 The Special Committee notes that it requested and reviewed this additional report by Citadel, it does not say whether it requested it due to the concerns raised by shareholders or how it affected the Special Committee’s appraisal of the Company. Nor does it disclose whether the Special Committee investigated any tax-advantaged methods of unlocking these valuable real estate assets. These assets were also last appraised in 2006. According to the 10-Q for the second quarter of 2010, filed on August 6, 2010, the LLC Subsidiaries that own the mortgaged properties listed $113 million of “Property and equipment, net.” The Special

Committee Recommendation does not disclose why Citadel’s assessment that the mortgaged properties were worth between $307 and $382 million, depending on the discount applied to the properties, are not used instead.

(c)                                  While the Special Committee Recommendation provides several projections of earnings based on certain assumptions of housing starts in the next few years, it does not disclose that, as of July 29, 2010, the consensus among housing economists forecast a 15% increase in housing starts in 2010. See Boyce Thompson, Builder, “Economists Still Forecast Housing Growth in 2010,” http://www.builderonline.com/economic-conditions/economists-still-forecast-housing-growth-in-2010.aspx. Given that the Company had 554,000 new housing starts in financial year 2009, this 15% growth would result in 637,000 new housing starts in financial year 2010, outperforming the Company’s downward-revised projections.

(d)                                 On September 21, 2010, the U.S. Census Bureau released the new residential construction statistics for August 2010. Importantly, the release noted that “Privately-owned housing starts in August were at a seasonally adjusted annual rate of 598,000. This is 10.5 percent (+11.9%)* above the revised July estimate of 541,000 and is 2.2 percent (±9.7%)* above the August 2009 rate of 585,000.” As discussed in the Special Committee Recommendation, the Special Committee met with its advisors on August 23, 2010, to review the Offer Price of $4.00 based on revised estimates provided by the Company’s management. However, the Special Committee Recommendation fails to disclose whether the financial advisors considered these important and optimistic results. In fact, the three sets of projections provided on pages 22-23 of the Special Committee Recommendation all estimated only 575,000 housing starts in 2010.

(e)                                  As discussed above, the discussions with the potential investors are not fully described.

(f)                                    As discussed above, the relationships between defendant Schumacher and Cerberus are not properly disclosed, preventing the Class from making an informed decision whether his decision to accept the Offer Price of $4.00 per share was independent.

(g)                                 As discussed above, the Special Committee Recommendation does not adequately disclose the shares controlled by the directors and officers of the Company and the shares necessary to fulfill the Minimum Tender Condition.

79.                                 As set forth above, the Special Committee Recommendation contains misleading information and omits material information concerning the Tender Offer. Without material and accurate information, BlueLinx shareholders cannot possibly make an informed judgment concerning whether to tender their shares in the Tender Offer or seek appraisal in connection with the Merger.

FIRST CAUSE OF ACTION

For Breach of Fiduciary Duty

(Against All Defendants)

80.                                 Plaintiffs repeat and reallege the foregoing, as if fully set forth herein.

81.                                 By virtue of the foregoing, Defendants have participated in unfair business practices and self-dealing toward Plaintiffs and other members of the Class and have engaged in and substantially assisted and aided each other in breach of the fiduciary duties owed by them to the Class.

82.                                 The proposed Tender Offer is wrongful, unfair, and harmful to the Company’s minority public stockholders and represents an effort by Defendants to aggrandize the Company’s financial position and interests at the expense of and to the detriment of Class members. The Tender Offer is an attempt to deny Plaintiffs and the other members of the Class their right to share proportionately in the true value of the Company’s valuable assets, future growth in profits, earnings and dividends, while usurping the same for the benefit of Cerberus on unfair and inadequate terms.

83.                                 Defendants, in failing to disclose the material non-public information in their possession as to the value of the Company’s assets, the full extent of the future earnings potential of the Company and its expected increase in profitability, have breached and are breaching their fiduciary duties to the members of the Class.

84.                                 Defendants have violated their fiduciary duties owed to Plaintiffs and the other members of the Class by failing to disclose material information so that they could make an informed decision as to whether to tender their shares.

85.                                 Defendants’ conduct constitutes violations of their fiduciary duties owed to the Class. The Tender Offer by the overwhelming controlling shareholder is a coercive device by insiders of the Company, which constitutes a manipulative and unlawful scheme.

86.                                 As a result of Defendants’ unlawful actions, Plaintiffs and the other members of the Class will be damaged in that they will not receive their fair portion of the value of the Company’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

87.                                 Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class and may consummate the Tender Offer, which will deny Class members their fair share of BlueLinx’s excellent growth prospects and future value to the irreparable harm of the Class.

88.                                 By reason of the foregoing, each member of the Class has suffered damages.

89.                                 Plaintiffs and the other members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

Aiding and Abetting Breaches of Fiduciary Duties
(Against CAI and Cerberus Capital Management, L.P.)

90.                                 Plaintiffs repeat and reallege the foregoing allegations, as if fully set forth herein.

91.                                 Defendant CAI has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants to the detriment of BlueLinx’s public shareholders. CAI facilitated the Individual Defendants breaches of fiduciary duty in the commencement of the Tender Offer for all of the outstanding common stock of the Company that it does not already own. Further, CAI and its investors are the intended beneficiaries of the wrongs complained of and would be unjustly enriched absent relief in this action.

92.                                 Plaintiffs and the other members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

i)                                         declaring this to be a proper class action and certifying Plaintiffs as the class representatives and Plaintiffs’ counsel as class counsel;

ii)                                      enjoining, preliminarily and permanently, the Tender Offer complained of herein;

iii)                                   to the extent, if any, that the Tender Offer is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding the Class damages;

iv)                                  directing that Defendants pay to Plaintiffs and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their wrongful conduct;

v)                                     awarding Plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs’ attorneys and expert(s); and

vi)                                  granting such other further relief as the Court may deem just and proper.

Dated: October 14, 2010

Respectfully submitted,

CHITWOOD HARLEY HARNES LLP

By:	/s/ James M. Wilson
Martin D. Chitwood (Georgia Bar No. 124950)
James M. Wilson (Georgia Bar No. 768445)
Krissi T. Gore (Georgia Bar No. 687020)
2300 Promenade II
1230 Peachtree St NE
Atlanta, Georgia 30309
(404) 873-3900

Lead Counsel for Plaintiffs

Executive Committee

HARWOOD FEFFER LLP
Matthew M. Houston
488 Madison Avenue, 8th Floor	WOLF POPPER LLP
New York, New York 10022	Robert M. Kornreich
(212) 935-7400	Carl L. Stine
(212) 756-3630	Matthew Insley-Pruitt
845 Third Avenue
BROWER PIVEN	New York, New York 10022
A Professional Corporation	(212) 759-4600
David A.P. Brower
488 Madison Avenue	BRANSTETTER, STRANCH & JENNINGS PLLC
Eighth Floor	J. Gerard Stranch, IV
New York, New York 10022	227 Second Avenue North
(212) 501-9000	Fourth Floor
(212) 501-0300	Nashville, Tennessee 32701
(615) 254-8801
(615) 250-3927

CERTIFICATE OF SERVICE

This is to certify that I have this day served a true and correct copy of the within Consolidated Amended Class Action Complaint by email transmission and first-class U.S. Mail, postage prepaid, upon counsel for Defendants as indicated below:

Todd R. David
Jessica P. Corley	Howard O. Godnick
Lisa R. Bugni	Schulte Roth & Zabel LLP
Alston & Bird LLP	919 Third Avenue
One Atlantic Center	New York, NY 10022
1201 West Peachtree Street
Atlanta, GA 30309	John G. Despriet
James E. Connelly
Michael J. McConnell	Womble Carlyle Sandridge & Rice PLLC
Walter W. Davis	271 17th Street NW, Suite 2400
Jones Day	Atlanta, GA 30363-1017
1420 Peachtree Street, N.E., Ste 800
Atlanta, GA 30309-3053

This 14th day of October, 2010.

/s/ James M. Wilson
James M. Wilson
Georgia Bar Number 768445
CHITWOOD HARLEY HARNES LLP
2300 Promenade II
1230 Peachtree Street
Atlanta, Georgia 30309
Telephone: 404-873-3900
Email: JWilson@chitwoodlaw.com